Exhibit 99.2
Business Update
Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a new class of custom-built protein drugs known as DARPin therapeutics ("Molecular Partners" or the "Company"), today announced corporate highlights and unaudited financial results for the first half-year of 2024.

“In the first half of 2024, we made substantial progress with our Radio-DARPin Therapy (RDT) platform. We nominated the first RDT candidate, MP0712 targeting DLL3, and we look forward to bringing it to patients in 2025 with our partner Orano Med, the leader in the 212Pb field. With them, we entered into a strategic collaboration earlier this year, to access and leverage their supply and manufacturing capabilities, as well as clinical experience, with radiopharmaceuticals, to co-develop Radio-DARPin Therapeutics together,” said Patrick Amstutz, Ph.D., Molecular Partners’ Chief Executive Officer. “Additionally, we progressed our immune cell engagers, including the cKit Switch-DARPin MP0621 into pre-clinical studies, and progressed MP0533 in AML to the top planned dose, seeing initial clinical responses and now testing dose intensification.”

Research & Development Highlights
Radio-DARPin Therapy (RDT) Platform and MP0712
Molecular Partners has leveraged the intrinsic properties of DARPins, such as small size, high affinity and specificity, to engineer Radio-DARPins as ideal vector candidates for radiopharmaceutical therapeutics and to create a Radio-DARPin Therapy (RDT) platform amenable to a broad range of tumor targets. Historically, small protein-based vectors faced challenges with kidney accumulation and toxicity, as well as suboptimal tumor uptake. Molecular Partners’ RDT platform addresses these limitations with its half-life extension technologies and surface engineering approaches, while preserving the advantages of the small protein format.

Throughout H1 2024, Molecular Partners has continued to demonstrate the RDT platform's ability to deliver on its intended design. The Company has engaged with scientific experts in radiopharmaceutical innovation, as well as investor and clinical communities to build awareness of the unique offering of Radio-DARPins and to identify opportunities for potential RDT portfolio growth.

In January 2024, Molecular Partners entered into a strategic collaboration with Orano Med to co-develop 212Pb-based RDTs for patients with solid tumors. The partnership combines Molecular Partners' leadership in DARPins, as a highly differentiated modality for tumor-targeted delivery of radioisotopes, with Orano Med’s leading expertise and capabilities in Targeted Alpha Therapy to further advance the RDT platform and expand Molecular Partners’ RDT portfolio. 212Pb represents the next generation of targeted alpha therapies, with a selective, safe, and potent profile in patients: in addition to virtually endless supply of starting material, Orano Med has established robust and independent supply and manufacturing capabilities required for seamless delivery of targeted alpha therapies to clinical sites.

In June 2024, Molecular Partners nominated MP0712 as its first RDT candidate, a 212Pb-based DLL3-targeting RDT in its co-development program with Orano Med. The supporting preclinical data were presented at the Society of Nuclear Medicine and Molecular Imaging (SNMMI) 2024 Annual Meeting which took place in Toronto, Canada.

DLL3 is a priority target for radiopharmaceutical therapy based on its abundant expression in over 85% small cell lung cancer (SCLC) patients and other aggressive neuroendocrine tumors, while its expression in healthy tissues is low. SCLC is an aggressive form of lung cancer, with a poor five-year survival prognosis and a high unmet need for patients.

The data presented at SNMMI provide strong support for the clinical development of MP0712 in SCLC and other DLL3-expressing neuroendocrine tumors. In vivo data demonstrated strong and homogeneous tumor uptake, as well as substantial and durable inhibition of tumor growth at clinically relevant doses. Furthermore, the in vivo data suggested a favorable preclinical safety profile and support MP0712's potential for clinical use. Achieving favorable tumor to kidney ratios and biodistribution are key design objectives for this program. In both areas MP0712 performed well in mouse xenograft tumor models; tumor to kidney ratios over two were observed, and close to 60% of the injected dose per gram of tissue was detectable in the tumor.

The replicable learnings from the development and optimization of MP0712, as well as additional RDT platform improvements, are being taken forward to the broader RDT portfolio. Molecular Partners will present additional data in an oral presentation at the 2024 Congress of the European Association of Nuclear Medicine (EANM) in October 2024, and plans to initiate a first-in-human clinical trial of MP0712 in 2025.

In addition to the above updates, Molecular Partners continued to progress its RDT portfolio of projects in partnership with Novartis and is evaluating additional targets for RDT programs.

MP0533
MP0533, a novel tetra-specific T cell-engaging DARPin, is currently being evaluated in a Phase 1/2a clinical trial for patients with relapsed/refractory acute myeloid leukemia (r/r AML) and myelodysplastic syndrome/AML (MDS/AML) (ClinicalTrials.gov: NCT05673057). The mechanism of action of MP0533 is designed to preferentially kill AML cells (blasts, leukemic progenitor and stem cells) that express any combination of the three cell surface antigens CD33, CD123, and CD70, while sparing healthy cells, which tend to express only one or none of these targets. The immune activation against the malignant cells is achieved through CD3-mediated T cell-engagement.

In April 2024, comprehensive preclinical data supporting MP0533’s proposed unique mechanism of action for the treatment of AML was published in Cancer Immunology Research (https://doi.org/10.1158/2326-6066.CIR-23-0692), a journal of the American Association for Cancer Research.

In the ongoing Phase 1/2a clinical trial, as of 29 July 2024, MP0533 has demonstrated an acceptable safety profile with the majority of adverse events reported being infusion-related reactions and cytokine release syndrome. Four clinical responses have been observed among the 28 patients across dosing regimens (DR) 1–6. These included a complete response in DR 4 and a morphologic leukemia-free state in three patients, one each in DRs 3, 5 and 6. Furthermore, an encouraging trend in bone marrow blast cell reductions was observed as of the data cut-off date; 7 of 26 evaluable patients and 5 of 11 patients with low disease burden at baseline (blasts <20%) displayed a blast reduction over 50%.

At present, data are being collected for DR7 and dose escalation continues with DR 8 open. Based on the observed safety profile and encouraging initial antitumor activity data, and following discussion with treating physicians and key opinion leaders, Molecular Partners is amending the protocol to further increase dosing and improve the exposure profile of MP0533. The Company's aim is to achieve higher response rates, as well as improved depth and duration of responses in r/r AML patients. Molecular Partners plans to present a clinical update on the program in H2 2024, and on the amended dosing scheme for MP0533 in 2025.

Switch-DARPin Platform and first candidate MP0621
The Switch-DARPin platform represents a novel innovative DARPin-based approach by Molecular Partners that provides a logic-gated “on/off” function (the “Switch”) to multispecific DARPin candidates, allowing target activation only in the presence of a defined set of antigens. The goal is conditional activation of a targeted immune response. The first Switch-DARPin program, MP0621 (cKit x CD16a x CD47), was introduced in January 2024 and is designed to induce killing of hematopoietic stem cells as a next-generation conditioning regimen. Molecular Partners’ intends to extend access to potentially curative HSCT for more patients with AML as well as those with other hematologic malignancies or genetic diseases requiring HSCT.

In June 2024, the Company presented preclinical proof-of-concept data from MP0621 at the European Hematology Association (EHA) 2024 Hybrid Congress which took place in Madrid, Spain. The safety, efficacy and pharmacokinetic data supported MP0621’s ability to selectively kill cKit positive cells and conditionally block the immunosuppressive protein CD47, with limited systemic side effects.

Crucially, these preclinical data also validated the Switch-DARPin concept, demonstrating that a logic-gated immune activation with a reversible switch can be achieved with a DARPin design. This provides another novel DARPin approach for conditional activation of anticancer immunotherapies and its utilization to locally engage immune-modulating targets not amenable to other treatment modalities. Further preclinical studies are ongoing with updates for the MP0621 program planned for H2 2024.

MP0317
MP0317 is a CD40 agonist designed to activate immune cells specifically within the tumor microenvironment (TME) by anchoring to fibroblast activation protein (FAP) which is expressed in high amounts around tumors. This tumor-localized approach has the potential to deliver greater efficacy with fewer side effects compared to systemic CD40-targeting therapies.

In June 2024, the Company presented positive data from its completed Phase 1 dose-escalation clinical trial of MP0317 at the American Society of Clinical Oncology (ASCO) Annual Meeting 2024 which took place in Chicago, IL, USA.

The final analysis included 46 patients with advanced solid tumors and confirmed earlier reported interim results. MP0317 displayed a favorable and manageable safety profile across all nine planned dosing cohorts (0.03–10 mg/kg) administered intravenously weekly or every 3 weeks with only one patient experiencing a dose-limiting toxicity (transient asymptomatic grade 3 elevation of liver enzymes). The most frequently observed adverse reactions were fatigue and lower grade infusion-related reactions (grade 1–2). MP0317 treatment resulted in target occupancy in tumor biopsies with evidence of TME remodeling. In terms of clinical response, one patient achieved an unconfirmed partial response and stable disease was observed in 14 additional patients.

The positive data support further clinical evaluation of MP0317 in combination with complementary anticancer therapies and demonstrated the ability of the DARPin design to deliver on a targeted, tumor-localized CD40 activation mechanism. Molecular Partners is in discussion with leading academic centers regarding potential investigator-initiated combination trials.

Corporate and Management Highlights
On August 26 2024, Philippe Legenne, M.D., MBA, MHS, acting CMO and SVP Medical Strategy and Development, was appointed Chief Medical Officer at MP. “I am grateful that Phillippe is stepping fully into the role of CMO. Under his leadership, our MP0533 program has enrolled all dose cohorts at maximum speed, strongly supported by our investigators. This was only possible by the stellar performance by Philippe's team. With his broad oncology background, ability to build a strong team and gift to engage trustfully with KOLs, he is in an ideal position to progress our first Radio-DARPin therapies towards clinical development in the months to come.” said Patrick Amstutz, CEO of Molecular Partners.

Dr. Legenne joined Molecular Partners in early 2020. Over this time, he has led the clinical development strategy and execution across the Molecular Partners portfolio, including the successful initiation and seamless execution of MP0533, MP0317 and Ensovibep. Prior to joining Molecular Partners, Philippe held positions of increasing responsibility at JNJ, GSK, and Novartis, both in the United States and Europe. In his most recent role prior to Molecular Partners, Philippe led the EU medical organization for the oncology portfolio at Amgen. He received his medical degree from the Université de Lille (France), an MBA from ESSEC Business School (Paris) and a Master’s degree in health economics from Université Paris Dauphine-PSL.

As previously communicated, a putative class action complaint filed in July 2022 in the U.S. District Court for the Southern District of New York was dismissed without prejudice in the Company’s favor in February 2024 and was subsequently ordered closed.

At the Company’s Annual General Meeting on April 17, 2024, all motions proposed by the Board of Directors at the Annual General Meeting were approved by the shareholders of the Company.

H1 2024 Operational and Financial Highlights
◦Strong financial position with CHF 159.1 million in cash (including short term deposits) as of June 30, 2024
◦Net cash used in operating activities of CHF 32.8 million in H1 2024
◦Operating loss of CHF 31.8 million and net loss of CHF 26.4 million in H1 2024
◦Company expected to be funded into 2027, excluding any potential payments from R&D partnerships
The H1 2024 Financial Statements are available on the company's website.

Key figures as of June 30, 2024 (unaudited)	H1 2024	H1 2023	Change
(CHF million, except per share, FTE data)
Total revenues and other income	4.3	3.5	0.8
R&D expenses	(27.2)	(24.3)	(2.9)
SG&A expenses	(8.9)	(10.2)	1.2
Operating result	(31.8)	(31.0)	(0.8)
Net result	(26.4)	(30.8)	4.4
Basic and diluted net result per share (in CHF)	(0.80)	(0.94)	0.14
Net cash from (used in) operating activities	(32.8)	(29.8)	(2.9)
Cash balance (incl. time deposits) as of June 30	159.1	218.2	(59.1)
Total shareholders’ equity as of June 30	155.6	206.0	(50.4)
Number of total FTE as of June 30	161.9	168.5	(6.6)

Business Outlook and Priorities
Molecular Partners continues its strategic focus on areas of maximum differentiation by virtue of the DARPins’ unique properties. The Company expects its cash position provides the flexibility to execute on its development priorities efficiently and effectively within this focus, with funding to support portfolio development forecasted into 2027. In addition to its two existing clinical-stage programs, the Radio-DARPin Therapy and Switch-DARPin platforms have been further substantiated by maturing data as sources of growth for the Company’s portfolio. As a whole, Molecular Partners remains well positioned to significantly grow through developmental milestones, new candidates and potential partnerships.

Financial Outlook 2024
For 2024, at constant exchange rates, the Company expects total expenses of CHF 65 - 75 million (previously estimated at CHF 70 - 80 million), of which approximately CHF 8.0 million will be non-cash effective costs for share-based payments, IFRS pension accounting and depreciation. This guidance does not include any potential receipts from R&D partnerships.

With CHF 159.1 million in cash and short-term time deposits and no debt as of June 30, 2024, the Company expects to be funded into 2027, excluding any potential receipts from R&D partners.

The Company's balance sheet continued to be debt-free in 2024. As of June 30, 2024, the Company employed 161.9 FTE (full time equivalents), down 4% year-on-year. About 84% of the employees are employed in R&D-related functions.

About DARPin Therapeutics
DARPin (Designed Ankyrin Repeat Protein) therapeutics are a new class of custom-built protein drugs based on natural binding proteins that open new dimensions of multi-functionality and multi-target specificity in drug design. The flexible architecture, intrinsic potential for high affinity and specificity, small size and high stability of DARPins offer benefits to drug design over other currently available protein-based therapeutics. DARPin candidates can be radically simple, with a single DARPin unit acting as the delivery vector to a specific target; or multispecific, with the possibility of engaging more than five targets, and combining multiple and conditional functionalities in a unique DARPin drug candidate. The DARPin platform is designed to be a rapid and cost-effective drug discovery engine, producing drug candidates with optimized properties and high production yields. DARPin therapeutics have been clinically validated across several therapeutic areas and developed through to the registrational stage.

About Molecular Partners AG
Molecular Partners AG is a clinical-stage biotech company pioneering the design and development of DARPin therapeutics for medical challenges other drug modalities cannot readily address. The Company has programs in various stages of pre-clinical and clinical development, with oncology as its main focus. Molecular Partners leverages the advantages of DARPins to provide unique solutions to patients through its proprietary programs as well as through partnerships with leading pharmaceutical companies. Molecular Partners was founded in 2004 and has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn and Twitter/X  @MolecularPrtnrs

Financial Summary
Results and overview
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the condensed consolidated interim financial statements which have been prepared in accordance with IAS 34 Interim Financial Reporting. Due to rounding, the numbers presented in this overview may not not precisely equal the detailed consolidated financial statements.
In addition to historical data, this discussion contains forward-looking statements regarding our business and financial performance based on current expectations that involve risks, uncertainties and assumptions. Actual results may differ materially from those discussed in the forward-looking statements as a result of various factors.

Key Financials (CHF million, except per share, FTE data)	H1 2024	H1 2023	Change
Total revenues and other income	4.3	3.5	0.8
R&D expenses	(27.2)	(24.3)	(2.9)
SG&A expenses	(8.9)	(10.2)	1.2
Total operating expenses (incl depr. & amort.)	(36.1)	(34.5)	(1.6)
Operating result	(31.8)	(31.0)	(0.8)
Net finance result	5.4	0.2	5.2
Income taxes	—	—	—
Net result	(26.4)	(30.8)	4.4
Basic and diluted net result per share (in CHF)	(0.80)	(0.94)	0.14
Net cash from (used in) operating activities	(32.8)	(29.8)	(2.9)
Net cash from (used in) investing activities	30.8	7.4	23.4
Net cash from (used in) financing activities	(0.6)	(0.6)	—
Exchange gain/(loss) on cash positions	1.0	(1.7)	2.7
Net increase (decrease) in cash & cash equivalents	(1.6)	(24.7)	23.1
Cash & cash equivalents	65.7	63.2	2.4
Cash & cash equivalents (incl. short-term time deposits)	159.1	218.2	(59.1)
Total non-current assets	5.0	6.6	(1.6)
Total current assets	165.6	223.9	(58.3)
Total shareholders’ equity	155.6	206.0	(50.4)
Total non-current liabilities	3.7	8.8	(5.2)
Total current liabilities	11.3	15.7	(4.3)
Number of total FTE	161.9	168.5	(6.6)

Financial highlights
Over the course of 2024, the Group continued to invest in its clinical and preclinical programs as well as in research and development in order to progress its portfolio of DARPin candidates towards value-creating milestones.
The strong balance sheet continues to provide our Group with financial flexibility and a forecasted cash runway into 2027 beyond the envisaged key value inflection points expected to be captured until then.
Molecular Partners’ broad pipeline across multiple indications in oncology, its collaborations with pharma companies, and its financial position, all combine to provide our Group a robust position within the biotech sector. The Group continues to employ its financial and human resources into the evolution of its proprietary DARPin technology, the progression of innovative programs as well as the advancement of its pipeline of proprietary and outlicensed drug candidates in clinical development, targeting high-value indications.
Revenues
In H1 2024, the Group recognized total revenues and other income of CHF 4.3 million (2023: CHF 3.5 million). The revenue in the first six months of 2024 and 2023 was solely attributable to the Group's collaboration with Novartis.
As of June 30, 2024 the Group has CHF 0.6 million of contract liabilities under the Novartis collaboration agreement. This contract liability is expected to be recognized as revenue in the current year as the Group performs its collaboration activities.
Operating expenses (incl. depreciation and amortization)
The Group’s operating expenses consist primarily of costs associated with research, preclinical and clinical testing, personnel-related costs and, to a lesser extent, facility expenses, professional fees for legal, tax, audit and strategic purposes, administrative expenses and depreciation of property, plant and equipment.
Overall, total operating expenses increased by CHF 1.6 million (5%) to CHF 36.1 million in H1 2024 (compared to CHF 34.5 million in H1 2023). The two major expense categories were personnel expenses of CHF 20.2 million (56% of total operating expenses) and research and development projects related costs totaling CHF 10.5 million (29% of total operating expenses).
Total R&D expenses in H1 2024 increased by CHF 2.9 million (12%) to CHF 27.2 million (H1 2023: CHF 24.3 million), mainly due to higher costs associated with manufacturing and clinical activities for MP0533, during 2024 as compared to 2023.
Total SG&A expenses in H1 2024 went down by CHF 1.2 million (12%) to CHF 8.9 million (H1 2023: CHF 10.2 million), mainly due to an decrease in director and officers insurance and professional fees.
As of June 30, 2024, the Group had 161.9 full-time employees (FTEs) on its payroll, including 135.7 FTEs (84%) in R&D and 26.2 FTEs (16%) in SG&A.

Operating result
In the first six months of 2024, the Group generated an operating loss of CHF 31.8 million (compared to an operating profit of CHF 31.0 million in the same period in 2023).
Financial income and expenses
In the first six months of 2024, Molecular Partners recorded a net financial gain of CHF 5.4 million, compared to a net financial gain of CHF 0.2 million in the same period in 2023.
The financial income amounted to CHF 5.4 million, is driven by income generated from interest on the Group's cash balances. The Group does not hedge for translation risks as it pursues a stringent natural hedging policy by optimizing the matching of cash in/out flows in the respective currencies.
Income and deferred taxes
Molecular Partners AG did not have to pay or accrue any income taxes in the reporting periods. Future taxable income in Switzerland will be subject to federal, cantonal and communal income taxes. The Company’s applicable income tax rate in Switzerland is 19.3%.
Net result
In H1 2024, the Group recorded a net loss of CHF 26.4 million (H1 2023: CHF 30.8 million net loss).
Balance sheet and capital resources
As of June 30, 2024, the Group’s position on cash and cash equivalents plus short-term time deposits decreased by CHF 27.8 million compared to year-end 2023 to CHF 159.1 million (or 93% of the total assets).
Compared to year-end 2023, the total shareholders’ equity position decreased by CHF 20.9 million to CHF 155.6 million as of June 30, 2024 (December 31, 2023: CHF 176.4 million). The Group’s balance sheet continued to be debt-free throughout H1 2024.
Liabilities in the balance sheet are primarily comprised of contract liabilities, trade payables and accrued expenses from our operations as well as pension liabilities as per IAS19. Total liabilities as of June 30, 2024 amount to CHF 15.0 million (December 31, 2023: CHF 21.9 million).

Cash flow statement
In the first six months of 2024, Molecular Partners recorded a net cash outflow from operations of CHF 32.8 million, compared to the net cash outflow from operations of CHF 29.8 million in the same period in 2023.
Cash inflow from investing activities during the first six months of 2024 was CHF 30.8 million, compared to a CHF 7.4 million cash inflow in the same period of 2023. The cash flows from investing activities are largely driven by the shift of cash into short-term time deposits and vice versa. During the first six months of 2024 a CHF 0.3 million outflow was recorded for capital expenditures in equipment and intangible assets.
Net cash outflow from financing activities in the first six months of 2024 was CHF 0.6 million. Overall, the cash flow activities resulted in a net decrease of the Group’s total cash and cash equivalents balance of CHF 1.6 million from CHF 67.3 million at the end of 2023 to CHF 65.7 million as per June 30, 2024.
Financial risk management
The Group is developing several products and is currently not generating a constant revenue stream. At present, the lack of consistent positive operating cash flow may expose the Group to financing risks in the medium term. Risk management is carried out centrally under policies approved by the Board of Directors. Furthermore, the Group manages financial risks such as foreign exchange risk and liquidity.
Molecular Partners conducts its activities primarily in Switzerland, EU and U.S. As a result, the Group is exposed to a variety of financial risks, such as foreign exchange rate risk, credit risk, liquidity risk, cash flow and interest rate risk. The Group’s overall financial risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group is not exposed to market price development as it has no saleable products.
The following is a summary of how we manage and mitigate the key financial risks:
•Foreign exchange risk: In order to reduce its foreign exchange exposure, Molecular Partners may enter into currency contracts (forwards and options) with selected high-quality financial institutions to hedge against foreign currency exchange rate risks. The Group’s primary exposure to financial risk is due to fluctuation of exchange rates between CHF, EUR, and USD. The Group’s hedging policy is (1) to maximize natural hedging by matching expected future cash flows in the different currencies and (2) if markets conditions allow, to consider hedging certain of the remaining expected net currency exposure as the need arises. However, due to market volatilities and uncertainties in the cash flows, a 100% hedging of the currency exposure is impossible or not appropriate. Molecular Partners does not engage in speculative transactions.
•Interest rate risk: Molecular Partners earns interest income or may pay negative interest on cash and cash equivalents and its profit and loss may be influenced by changes in market interest rates. The Group is investing a portion of its cash balances in short-term time deposits in line with its treasury guidelines.
•Credit risk: The maximum credit risk on financial instruments corresponds to the carrying amounts of the Group’s cash and cash equivalents and receivables. The Group has not entered into any guarantees or similar obligations that would increase the risk over and above the carrying amounts. All cash and cash equivalents are held with three major Swiss banks with ratings between A and AAA as per Standard & Poor’s. The Group enters into partnerships with partners which have the appropriate credit history and a commitment to ethical business practices. Other receivables with credit risk mainly include interest receivables.
•Liquidity risk: Based on the Group’s Business Plan 2024-2028, management estimates that the Group is financed into 2027 .

Financial Outlook 2024
For the full year 2024, at constant exchange rates, the Group expects total expenses of CHF 65-75 million (previously estimated at CHF 70 - 80 million), of which approximately CHF 8 million will be non-cash effective costs for share-based payments, IFRS pension accounting and depreciation.
With CHF 159 million in cash and cash equivalents plus short-term time deposits and no debt as of June 30, 2024, Molecular Partners expects to be funded into 2027, excluding any potential receipts from R&D partners.

Financial Calendar
The following table summarizes the scheduled financial calendar for the financial year 2024.

Date:	Event:
October 31, 2024	Interim Management Statement Q3 2024
March 12, 2025	Full-year results 2024